SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

2 June 2009 **BY COURIER**

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 2 June 2009 which we released to The Stock Exchange of Hong Kong Limited on 2 June 2009 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

09046293

Albert Chak
Legal Counsel

Encl

E\tn\SA\SHMB\Overseas Regulatory Ann\Renew insurance\2009\ltr.doc1

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

OVERSEAS REGULATORY ANNOUNCEMENT

Shangri-La Hotels (Malaysia) Berhad ("SHMB") is a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia") and a 52.78% owned subsidiary of Shangri-La Asia Limited. SHMB released to Bursa Malaysia an announcement (the "Announcement") today. The following is a reproduction of the Announcement as required by the Note to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the directors of Shangri-La Asia Limited are:

Executive Directors
Mr. Kuok Khoon Ean
Mr. Lui Man Shing
Mr. Madhu Rama Chandra Rao

Non-Executive Directors
Mr. Ho Kian Guan
Mr. Kuok Khoon Loong, Edward
Mr. Roberto V. Ongpin
Mr. Ho Kian Hock *(alternate to Mr. Ho Kian Guan)*

Independent Non-Executive Directors
Mr. Alexander Reid Hamilton
Mr. Timothy David Dattels
Mr. Wong Kai Man, BBS, JP
Mr. Michael Wing-Nin Chiu

Hong Kong, 2 June 2009

* *for identification purpose only*

General Announcement
Reference No **SH-090529-41578**

Company Name	: **SHANGRI-LA HOTELS (MALAYSIA) BERHAD**
Stock Name	: SHANG
Date Announced	: 02/06/2009

Type	: Announcement
Subject	: CHAPTER 10.08 - RELATED PARTY TRANSACTIONS RENEWAL OF 2009 INSURANCE POLICIES WITH JERNEH INSURANCE BERHAD

Contents : We wish to announce that Shangri-La Hotels (Malaysia) Berhad ("SHMB") and its subsidiary companies have renewed their 2009 annual insurance policies with Jerneh Insurance Berhad ("JIB").

1. INFORMATION ON JIB

JIB was incorporated in Malaysia on 5 August 1970 and has an issued and paid-up share capital of RM100 million. JIB
commenced operations in April 1971 and is principally involved in the general insurance business. The 80% holding
company of JIB is Jerneh Asia Berhad ("JAB"), a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia").

2. DETAILS OF THE TRANSACTIONS

The details of the 2009 Insurance Policies renewed with JIB is shown in Table A below.

The coverage under the insurance policies with JIB are in respect of the following:-
a. fire insurance for buildings, plant and machinery, other fixed assets and consequential loss;
b. group personal accident and group hospitalisation and surgical insurance;
c. other miscellaneous insurance including public liability, all risks, money, employers' liability workmen's
compensation and fidelity guarantee insurance.

The transactions were entered into on an arm's length basis on normal commercial terms and competitive rates and are on
terms not more favourable than those generally available to the public and are not detrimental to the minority
shareholders of the Company.

The total premium for the year 2009 of RM2,086,198 represents 0.28% of the Group's shareholders' equity amounting to
RM739.322 million as at 31 December 2008 and does not exceed 5% of any of the percentage ratios prescribed under
Chapter 10 of the Listing Requirements of Bursa Malaysia.

3. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

Madam Kuok Oon Kwong and Mr Kuok Khoon Ho, who are Directors of SHMB are deemed interested in the transactions as they, together with persons connected to them have more than 15% interests in Kuok Brothers Sdn Bhd, which is a substantial

shareholder of JAB with 37.03% interest. Madam Kuok Oon Kwong and Mr Kuok Khoon Ho's shareholdings in SHMB and JAB are shown in Table B below.

Save as disclosed above, insofar as the Directors of SHMB are aware, none of the other Directors and substantial
shareholders and persons connected to them are interested directly or indirectly, in the transactions whereby their
interests will result in the transactions being regarded as related party transactions under the Listing Requirements
of Bursa Malaysia.

Announcement Details :

TABLE A

Renewal of 2009 Insurance Policies with JIB

Name of Company / Subsidiaries		Total Sum Insured (RM)	Total Premium (RM)
SHMB		312,309,732	412,893
Golden Sands Beach Resort Sdn Bhd	(100%)	205,560,732	329,149
Komtar Hotel Sdn Bhd	(60%)	208,959,598	256,573
Shangri-La Hotel (KL) Sdn Bhd	(100%)	518,210,133	540,415
Pantai Dalit Beach Resort Sdn Bhd ("PDBR")	(75%)	246,907,044	308,084
Dalit Bay Golf & Country Club Berhad (100% subsidiary of PDBR)	(75%)	18,586,026	74,282
UBN Tower Sdn Bhd	(100%)	157,081,447	116,409
UBN Holdings Sdn Bhd	(100%)	4,520,000	3,056
Pantai Emas Sdn Bhd	(100%)	11,054,800	45,337
		1,683,189,512	**2,086,198**

TABLE B

Director's shareholding in SHMB and JAB

Name of Director	No. of SHMB shares of RM1.00 each				No. of JAB shares of RM1.00 each			
	Direct	%	Indirect	%	Direct	%	Indirect	%
Kuok Oon Kwong	-	-	10,000	*negligible*	-	-	-	-
Kuok Khoon Ho	-	-	10,000	*negligible*	-	-	-	-